Exhibit 99
	For Release:	October 31, 2025

	Investor Contact:	218-723-3952
shareholder@allete.com
NEWS

ALLETE, Inc. awaits written order to complete sale to partners Canada Pension Plan Investment Board and Global Infrastructure Partners; reports third quarter 2025 earnings
DULUTH, Minn. - ALLETE, Inc. (NYSE: ALE) ALLETE today reported third quarter 2025 earnings of 46 cents per share on net income of $27.1 million. Last year’s third quarter results were 78 cents per share on net income of $45.0 million. Net income in the third quarter of 2025 and year to date primarily reflects lower sales to industrial customers and inflationary pressures at Minnesota Power, lower sales of renewable projects at the clean energy businesses and transaction related expenses.

ALLETE awaits a written order from the Minnesota Public Utilities Commission (“MPUC”) in order to execute on the closing of the partnership with Canada Pension Plan Investment Board (“CPP Investments”) and Global Infrastructure Partners (“GIP”).

“I am grateful for the MPUC’s unanimous approval of ALLETE’s partnership with CPP Investments and GIP on October 3, 2025, and extremely proud of our entire ALLETE team for the thoughtful work with our many stakeholders throughout the regulatory process -- all as they continue to work diligently to execute our Sustainability-in-Action strategy,” said ALLETE Chair, President, and Chief Executive Officer Bethany Owen. “The MPUC’s approval results in historic benefits for our customers, our employees, and the communities we serve. We expect to close the transaction once the written order is received from the MPUC, and we are excited for the next chapter of ALLETE’s wonderful history with these Partners that are aligned with our values and support our culture and strategy.”

ALLETE’s Regulated Operations segment, which includes Minnesota Power, SWLP and the Company’s investment in the American Transmission Company, recorded third quarter 2025 net income of $32.5 million, compared to $34.0 million in the third quarter a year ago. Net income at Minnesota Power was lower than 2024 reflecting lower margins from industrial customers, and higher operating and maintenance expense, partially offset by lower income tax expense and increased cost recovery rider revenue.

ALLETE Clean Energy recorded a third quarter 2025 net loss of $3.6 million compared to net income of $3.9 million in 2024. Net income in 2025 reflected lower production, along with associated tax credits, due to transmission network outages in the SPP market. Net income in the third quarter of 2024 reflected the sale of the Whitetail wind project.

ALLETE · 30 West Superior Street, Duluth, Minnesota 55802

New Energy Equity recorded 2025 third quarter net income of $1.3 million, compared to net income of $11.7 million for the same period in 2024. Net income in 2025 includes lower sales of renewable energy projects due to the timing of project closings. These decreases were partially offset by higher earnings from tax equity financed solar energy facilities and higher investment tax credits.

Corporate and Other businesses, which include BNI Energy, ALLETE Properties and our investments in renewable energy facilities, recorded a net loss of $3.1 million in the third quarter of 2025, compared to a net loss of $4.6 million in 2024. Net income in 2025 reflects lower merger-related expenses compared to 2024, and lower income tax expense. Merger-related expenses were $3.1 million after-tax in 2025 compared to $3.8 million in 2024.

“Results for 2025 have been negatively impacted by lower industrial margins as a result of lower sales to taconite customers at Minnesota Power which are expected to continue through the remainder of 2025." said ALLETE Vice President – Chief Financial Officer and Corporate Treasurer Jeff Scissons. “As a result of the transaction, historic customer, clean-energy, workforce and governance commitments have been made by our Partners. Approximately $200 million of value including rate credits, an immediate return on equity reduction and rate case stay-out provision will be recognized by Minnesota Power customers, while maintaining existing charitable and economic investments will benefit ALLETE stakeholders and our communities. The rate case stay-out provision will have an impact on 2026 financials, but it is a material benefit to all Minnesota Power customers.”

ALLETE is an energy company headquartered in Duluth, Minn. In addition to its electric utilities, Minnesota Power and Superior Water, Light and Power of Wisconsin, ALLETE owns ALLETE Clean Energy, based in Duluth, BNI Energy in Bismarck, N.D., New Energy Equity in Annapolis, MD, and has an eight percent equity interest in the American Transmission Co. More information about ALLETE is available at www.allete.com. ALE-CORP

The statements contained in this release and statements that ALLETE may make orally in connection with this release that are not historical facts, are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties and investors are directed to the risks discussed in documents filed by ALLETE with the Securities and Exchange Commission.

ALLETE's press releases and other communications may include certain non-Generally Accepted Accounting Principles (GAAP) financial measures. A "non-GAAP financial measure" is defined as a numerical measure of a company's financial performance, financial position or cash flows that excludes (or includes) amounts that are included in (or excluded from) the most directly comparable measure calculated and presented in accordance with GAAP in the company's financial statements.

Non-GAAP financial measures utilized by the Company include presentations of earnings (loss) per share. ALLETE's management believes that these non-GAAP financial measures provide useful information to investors by removing the effect of variances in GAAP reported results of operations that are not indicative of changes in the fundamental earnings power of the Company's operations. Management believes that the presentation of the non-GAAP financial measures is appropriate and enables investors and analysts to more accurately compare the company's ongoing financial performance over the periods presented.

ALLETE · 30 West Superior Street, Duluth, Minnesota 55802

ALLETE, Inc.
Consolidated Statement of Income
Millions Except Per Share Amounts - Unaudited

	Quarter Ended		Nine Months Ended
	September 30,		September 30,
	2025	2024	2025	2024
Operating Revenue
Contracts with Customers – Utility	$320.2	$310.5	$958.1	$928.6
Contracts with Customers – Non-utility	53.3	95.4	173.0	232.6
Other – Non-utility	1.5	1.3	4.4	3.8
Total Operating Revenue	375.0	407.2	1,135.5	1,165.0
Operating Expenses
Fuel, Purchased Power and Gas – Utility	120.4	116.5	356.7	357.3
Transmission Services – Utility	19.2	19.6	57.5	43.9
Cost of Sales – Non-utility	26.0	47.0	75.2	103.2
Operating and Maintenance	90.7	92.7	280.3	286.5
Depreciation and Amortization	72.5	70.8	215.4	201.8
Taxes Other than Income Taxes	16.6	15.3	49.8	50.3
Total Operating Expenses	345.4	361.9	1,034.9	1,043.0
Operating Income	29.6	45.3	100.6	122.0
Other Income (Expense)
Interest Expense	(25.6)	(20.3)	(70.1)	(60.8)
Equity Earnings	5.6	5.1	17.5	16.5
Other	5.3	5.5	15.1	20.0
Total Other Expense	(14.7)	(9.7)	(37.5)	(24.3)
Income Before Income Taxes	14.9	35.6	63.1	97.7
Income Tax Expense (Benefit)	1.6	2.9	8.5	8.3
Net Income	13.3	32.7	54.6	89.4
Net Loss Attributable to Non-Controlling Interest	(13.8)	(12.3)	(60.5)	(39.3)
Net Income Attributable to ALLETE	$27.1	$45.0	$115.1	$128.7
Average Shares of Common Stock
Basic	58.1	57.8	58.0	57.7
Diluted	58.2	57.9	58.1	57.8
Basic Earnings Per Share of Common Stock	$0.47	$0.78	$1.98	$2.23
Diluted Earnings Per Share of Common Stock	$0.46	$0.78	$1.98	$2.23
Dividends Per Share of Common Stock	$0.73	$0.705	$2.19	$2.115

Consolidated Balance Sheet
Millions - Unaudited

	Sept. 30,	Dec. 31,		Sept. 30,	Dec. 31,
	2025	2024		2025	2024
Assets			Liabilities and Equity
Cash and Cash Equivalents	$78.7	$32.8	Current Liabilities	$413.2	$404.2
Other Current Assets	406.3	402.4	Long-Term Debt	2,098.9	1,704.7
Property, Plant and Equipment – Net	5,528.8	5,181.5	Deferred Income Taxes	291.7	253.4
Regulatory Assets	360.4	371.7	Regulatory Liabilities	593.5	570.5
Equity Investments	357.7	340.1	Defined Benefit Pension and Other Postretirement Benefit Plans	99.6	118.2
Goodwill and Intangibles – Net	155.2	155.3	Other Non-Current Liabilities	312.1	312.8
Other Non-Current Assets	265.8	270.5	Redeemable Non-Controlling Interest	0.7	0.4
			Equity	3,343.2	3,390.1
Total Assets	$7,152.9	$6,754.3	Total Liabilities, Redeemable Non-Controlling Interest and Equity	$7,152.9	$6,754.3

ALLETE · 30 West Superior Street, Duluth, Minnesota 55802

	Quarter Ended		Nine Months Ended
ALLETE, Inc.	September 30,		September 30,
Income (Loss)	2025	2024	2025	2024
Millions
Regulated Operations	$32.5	$34.0	$93.9	$111.9
ALLETE Clean Energy	(3.6)	3.9	4.7	10.1
New Energy	1.3	11.7	15.2	23.4
Corporate and Other	(3.1)	(4.6)	1.3	(16.7)
Net Income Attributable to ALLETE	$27.1	$45.0	$115.1	$128.7
Diluted Earnings Per Share	$0.46	$0.78	$1.98	$2.23

Statistical Data
Corporate
Common Stock
High	$66.60	$64.90	$66.60	$65.86
Low	$62.38	$61.51	$62.38	$55.86
Close	$66.40	$64.19	$66.40	$64.19
Book Value	$49.09	$48.97	$49.09	$48.97

Kilowatt-hours Sold
Millions
Regulated Utility
Retail and Municipal
Residential	259	262	822	793
Commercial	346	354	1,004	999
Industrial	1,573	1,715	4,677	5,242
Municipal	118	120	358	350
Total Retail and Municipal	2,296	2,451	6,861	7,384
Other Power Suppliers	725	616	2,632	1,952
Total Regulated Utility Kilowatt-hours Sold	3,021	3,067	9,493	9,336

Regulated Utility Revenue
Millions
Regulated Utility Revenue
Retail and Municipal Electric Revenue
Residential	$41.3	$40.0	$127.5	$121.1
Commercial	49.2	48.8	141.6	139.1
Industrial	142.5	149.2	417.4	454.0
Municipal	9.4	9.2	27.2	25.6
Total Retail and Municipal Electric Revenue	242.4	247.2	713.7	739.8
Other Power Suppliers	47.2	32.0	141.6	102.4
Other (Includes Water and Gas Revenue)	30.6	31.3	102.8	86.4
Total Regulated Utility Revenue	$320.2	$310.5	$958.1	$928.6

This exhibit has been furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

ALLETE · 30 West Superior Street, Duluth, Minnesota 55802